UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

830137105

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830137105	13D/A	Page 2 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,010,200 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,010,200 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 21,073,786 shares of common stock outstanding, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on August 9, 2005.

CUSIP No. 830137105	13D/A	Page 3 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,010,200 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,010,200 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 830137105	13D/A	Page 4 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,010,200 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,010,200 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 830137105	13D/A	Page 5 of 10 pages

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D as filed on October 24, 2005 (the “Schedule 13D”), with respect to the shares of common stock, par value $0.0001 per share (the “Shares”), of Sizeler Property Investors, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 830137105	13D/A	Page 6 of 10 pages

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on March 22, 2005 to report the acquisition of the Shares. On October 24, 2005 and contemporaneous with the filing of the Schedule 13D, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “October Letter”). A copy of the October Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On November 3, 2005 and contemporaneous with the filing of this Amendment, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November Letter”). A copy of the November Letter is attached hereto as Exhibit B and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit C and incorporated herein by reference.

CUSIP No. 830137105	13D/A	Page 7 of 10 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated October 24, 2005.*

Exhibit B	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 3, 2005.

Exhibit C	Schedule of Transactions in Shares of the Issuer.**

Exhibit D	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.***

*	Previously filed with the Schedule 13D on October 24, 2005.
**	Previously filed as Exhibit B with the Schedule 13D on October 24, 2005.
***	Previously filed as Exhibit C with the Schedule 13D on October 24, 2005.

CUSIP No. 830137105	13D/A	Page 8 of 10 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated October 24, 2005.*

Exhibit B	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 3, 2005.

Exhibit C	Schedule of Transactions in Shares of the Issuer.**

Exhibit D	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.***

*	Previously filed with the Schedule 13D on October 24, 2005.
**	Previously filed as Exhibit B with the Schedule 13D on October 24, 2005.
***	Previously filed as Exhibit C with the Schedule 13D on October 24, 2005.

CUSIP No. 830137105	13D/A	Page 9 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: November 3, 2005	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 830137105	13D/A	Page 10 of 10 pages

Exhibit B

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

November 3, 2005

Sizeler Property Investors, Inc.

Attn: The Board of Directors

2542 Williams Boulevard

Kenner, Louisiana 70062

Gentlemen:

As the largest shareholders in Sizeler Property Investors, Inc. (“Sizeler” or the “Company”) with an ownership stake of approximately 9.5%, we are extremely disappointed that Messrs. Lassen and Byrnes were reelected as members of the Board of Directors at the recent (and disgracefully delayed) Sizeler 2005 Annual Meeting. This management team and prior Board of Directors have presided over a massive and uninterrupted destruction of shareholder value for an extended period of time. We are very pleased, however, that the true owners of the Company – the common shareholders – rejected the adoption of the Director’s Service Recognition Plan, whereby retiring Directors were gifted 5,000 shares of common stock in the Company. As shareholders, we have repeatedly suffered substantial dilution through the unconscionable issuance of stock and options by management at either substantially below market prices, or worse, for free. Fortunately, in this sole instance, Mr. Lassen was required to seek shareholder approval of his personal extravagance with Company shares, and was appropriately and soundly rejected. Unfortunately, it would be overly optimistic to assume that Mr. Lassen will change his 15 years of shameful practices.

We again call for the immediate liquidation of the Company before Messrs. Lassen and Byrnes can ever again issue another dilutive share or option. This management team has repeatedly squandered shareholder value and needs to be terminated before more time and money is wasted with their ridiculous “strategic plan”. Their only true “strategic plan” is to desperately cling to power long enough to personally benefit from the Company’s largesse for another year or two. In fact, given management’s significant destruction of shareholder value in one of the greatest real estate bull markets in recent history, we demand that the Board of Directors immediately terminate the Company’s Chief Executive Officer, Mr. Lassen, or provide a compelling argument as to why he should remain in his current position. If the Board of Directors does not respond to our demand, we will consider other options at our disposal.

Hopefully, now that two true economic shareholders of the Company – Mr. Mark Tanz owning 5.8% of the Company’s shares, and Mr. Ashner’s First Union Real Estate Equity and Mortgage Investments, owning 8.3% of the Company’s shares – are represented on the Board of Directors, its actions will be more shareholder friendly than actions taken by a group of Board members who, other than Mr. Lassen, collectively own less than 1% of the Company’s shares. As the largest shareholders in the Company, we believe radical change and liquidation of the Company is long overdue at Sizeler. Business as usual is completely unacceptable. Let the liquidation commence today!

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President